Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On November 3, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Our partnership with @Idaho State University is helping advance nuclear research and workforce development.

As highlighted by @Center for Digital Education, we’re working with ISU to develop a microreactor on campus that can provide hands-on training for future nuclear engineers. The project also creates an opportunity to test and demonstrate our NuSunᵀᴹ technology as we work toward commercial deployment.

Read more: <Link to news article>

NuCube X Post:

In a new article, @centerdigitaled highlights our partnership with @IdahoStateU to develop a microreactor for nuclear training and research. The project will also allow us to test and demonstrate our NuSunᵀᴹ technology as we work toward commercial deployment.

Read more: <Link to news article>